                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      Rawlings Sporting Goods Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   754 459 105
                                 (CUSIP Number)

Mr. Robert M. Raiff                    With a copy to:
152 West 57th Street                   Lawrence G. Goodman, Esq.
New York, New  York 10019              Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                         919 Third Avenue
                                       New York, New York 10022
                                      (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission.

See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 754 459 105                                          Page 2 of 6 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert M. Raiff

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/ /
                                                                        (b)/X/

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                       459,900
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
       WITH                         459,900

                       10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    459,900

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.96%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired:      Common Stock ("Common Stock")

                  Issuer: Rawlings Sporting Goods Company, Inc. ("Rawlings") Rawlings principal executive offices are located at 1859 Intertech Drive, Fenton, MO 63026.

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed on behalf of Robert M. Raiff ("Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

                  Mr. Raiff is President and CEO of the sole general partner of Centurion Investment Group, L.P., the sole general partner of various investment partnerships (the "Partnerships"). Each of the Partnership's principal business address is also 152 West 57th Street, New York, New York 10019. Mr. Raiff is also the President of the sole general partner of Centurion Advisors, L.P., which manages advisory accounts on a discretionary basis, and serves as Investment Manager of Centurion Overseas Fund, Ltd. (the "Fund"). Mr. raiff's principal occupation is an investor.

                  (d) and (e) Mr. Raiff has not, during the last five years, been convicted in any criminal proceeding.

                  Mr. Raiff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Mr.  Raiff is a citizen of the United States of America.

                  See Item 5 for information regarding ownership of Common
Stock.

Item 3.           Source and Amount of Funds

                  As of September 3, 1997, Mr. Raiff beneficially owns 459,900 shares of Common Stock. All 459,900 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. In the last 60 days, 459,900 shares of Common Stock were purchased at an aggregate cost of $4,656,723.53 (see Schedule A).

The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 4.           Purpose of the Transaction

                  The shares of Common Stock beneficially owned by Mr. Raiff were acquired for, and are being held for, investment purposes.

                  Mr. Raiff does not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D. Mr. Raiff, however, may communicate ideas to management from time to time, which are intended to further Rawlings' business development and enhance shareholder value. Mr. Raiff reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market or in any other lawful manner in the future.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 459,900 shares of Common Stock. Based on Rawlings' Quarterly Report on Form 10-Q for the period ended May 31, 1997, there were 7,718,826 shares of Common Stock outstanding. Therefore, Mr. Raiff beneficially owns 5.96% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

                  (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff during the past 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relations with Respect to Securities of the Issuer

                  Mr. Raiff does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.           Material to be Filed as Exhibits

                  None.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By: /s/ Robert M. Raiff
                                              -------------------
                                              Robert M. Raiff


Dated: September 3, 1997

                                   SCHEDULE A

      Purchase [and Sale] of Shares of Common Stock Within the Last 60 Days


                                 Purchase                   Number               Price
     Date                        or Sale                  of Shares            Per Share          Value
    ------                       -------                  ----------           ---------          -----
July 25, 1997                   Purchase                     7,500              $9.7500          73,125.00
July 28, 1997                   Purchase                     5,000               9.9375          49,687.50
July 29, 1997                   Purchase                     7,500               9.9375          74,531.25
July 30, 1997                   Purchase                     5,000               9.8875          49,437.50
July 31, 1997                   Purchase                     4,000               9.7500          39,000.00
August 1, 1997                  Purchase                     4,400               9.3352          41,075.00
August 4, 1997                  Purchase                     4,100               9.5000          38,950.00
August 5, 1997                  Purchase                    11,300               9.3451         105,600.02
August 6, 1997                  Purchase                     6,800               9.3750          63,750.00
August 19, 1997                 Purchase                    61,500               9.6596         594,064.80
August 20, 1997                 Purchase                    87,400              10.1111         883,713.97
August 21, 1997                 Purchase                    59,800              10.1642         607,818.90
August 22, 1997                 Purchase                    35,100              10.2595         360,106.92
August 25, 1997                 Purchase                    43,900              10.3695         455,219.25
August 26, 1997                 Purchase                    24,500              10.4196         255,280.95
August 27, 1997                 Purchase                    22,200              10.5532         234,281.36
August 28, 1997                 Purchase                    34,100              10.5889         361,081.49
August 29, 1997                 Purchase                    11,800              10.5614         124,624.52
September 2, 1997               Purchase                     6,000              10.5521          63,312.60
September 3, 1997               Purchase                    18,000              10.1146         182,062.80
                                                           =======                            ============
                                                           459,900                            4,656,723.83

*  Does not include commissions